Exhibit 99
Form 10-Q
12/31/2007
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
	2007	2006
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,117,176	$2,043,073

Operating Expenses
Purchased Gas	1,053,152	1,073,723
Operation and Maintenance	404,159	390,802
Property, Franchise and Other Taxes	71,381	69,066
Depreciation, Depletion and Amortization	162,633	155,092

	1,691,325	1,688,683

Operating Income	425,851	354,390

Other Income (Expense):
Income from Unconsolidated Subsidiaries	6,023	3,550
Interest Income	3,558	9,491
Other Income	5,474	2,799
Interest Expense on Long-Term Debt	(68,692)	(70,454)
Other Interest Expense	(4,903)	(6,026)

Income from Continuing Operations Before Income Taxes	367,311	293,750

Income Tax Expense	145,720	107,208

Income from Continuing Operations	221,591	186,542
Income (Loss) from Discontinued Operations	131,948	(51,350)

Net Income Available for Common Stock	$353,539	$135,192

Earnings Per Common Share:
Basic
Income from Continuing Operations	$2.66	$2.23
Income (Loss) from Discontinued Operations	1.58	(0.61)

Net Income Available for Common Stock	$4.24	$1.62

Diluted
Income from Continuing Operations	$2.59	$2.18
Income (Loss) from Discontinued Operations	1.54	(0.60)

Net Income Available for Common Stock	$4.13	$1.58

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,376,508	83,590,690

Used in Diluted Calculation	85,541,214	85,650,747